Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (”SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with The Block on November 24, 2025. The following is a partial transcription of the interview, which was made available on November 25, 2025:

Tim Copeland: Hello and welcome to the Crypto Beat. My name is Tim Copeland, head of growth at The Block. Joining me today we have Andrew Keys, Co-Founder and Chairman of The Ether Machine, and Gui Gomes, founder and CEO of OranjeBTC. Welcome to the show. How are we all doing?

Andrew Keys: Great. Thanks for having us.

Gui Gomes: Yeah. Thank you. It's a pleasure to be here.

Tim Copeland: Awesome. All right. So today we're going to talk about digital asset treasury companies. Now obviously DATs been arguably the biggest trend, hot topic this year. It's been a pretty monumental year for them, you know, amassed a huge number of assets. What is the sort of current state of DATs at present right now?

Andrew Keys: I'm happy to chime in. I think we're kind of at an inflection point where I believe we're going to see the wheat separate from the chaff. I think that what we're going to see going forward is the ability for operating businesses to either succeed or fail. And I think there's already a benchmark which is juxtaposed to the ETFs, because basically one could hold these assets in a low-cost ETF, and that is kind of the benchmark one has to outperform. In our case, we look at it in two ways. One is, is there on-chain activity that we can do that can increase our ether concentration per share? With Ethereum specifically, ether is a productive asset, so we can stake it and earn incremental yield. We can restake it, and we can participate in DeFi, and then off-chain capital markets activities that we can participate in by way of having a public vehicle. So basically, we can issue convertible bonds or perpetual preferred shares to amplify the exposure of our ether concentration.

Gui Gomes: Yeah, I would echo that. I think it's very early days when you think about the trajectory of these new companies and business models. Saylor has been buying Bitcoin for about five years, but he only made the transformation of his company about a year ago. It was essentially the third quarter of 2024 when he came up with this concept of a Bitcoin treasury company and said, “You know what, I think this would be my main focus as a business moving forward.” And I think the first mover was Meta Planet, and Meta Planet a year ago had not even a thousand BTC on their balance sheet. Fast forward one year, many other companies came into the space, and I fully agree with what Andrew was saying. This is about management, and some of them will be extremely successful and able to manage this new phase of growth and create shareholder value, and others will not succeed. So I think that's where we're heading. But it's very early days for a new business model that, from my perspective, will be here for decades to come.

Tim Copeland: Okay, Andrew, you mentioned DeFi. How do you see DATs experimenting with DeFi, and are there levels of risk there? Because presumably it has to be a large amount of assets moved to these experimental forms?

Andrew Keys: I mean, before I even get to DeFi, I think there's kind of an economy of scale that will be needed to run these operating businesses. I think probably $1 billion to walk in the door is kind of the bare minimum, and I think we’ll be seeing rapid consolidation — the haves and have-nots. With respect to DeFi, specifically with Ethereum — there are different assets in these digital asset treasury companies — we look at ourselves more as a digital operating treasury, where we're basically risk management professionals employed to generate ether concentration per share. DeFi is one of the three on-chain risk management opportunities we have. So basically, we would consider somewhat of a low-risk DeFi that Vitalik recently outlined in his recent blog post, where we could take positions in vehicles like Aave that have had $50 billion of TVL, have had essentially a bug bounty for five years, and have formally verified contracts. And so basically, we would not be doing the latest and greatest DeFi for the highest APYs. We'd be much more inclined to do steady, safe approaches. Our goal is really to generate kind of mid-single digits and essentially outperform the ETFs that are coming to market in America that enable staking. There’s a bit of a mismatch where the ETFs in America have 24-hour redemption requirements. So if you have $1 billion of ether sitting in an ETF, it's hard to stake all that ether because right now the withdrawal queue is 45 days, and that doesn’t align well with those redemption requirements. In Canada and Europe as a proxy, they’re staking at about 50% capacity. So the 3% yield one could earn in staking is really only being availed to 50% of the assets under management in the ETF. Whereas with this operating company, we can stake at 100% capacity plus add additional yield generation through things like staking and DeFi that’s on-chain, and then off-chain, as I mentioned, we could potentially issue perpetual preferred shares or convertible bonds.

Tim Copeland: Okay. And how does it work in terms of investors understanding their money can be used for all of this? Have they all agreed in advance to have the money put into DeFi, things like that? Or do you have to make that clear with new opportunities?

Andrew Keys: We outline our strategy and we're pretty public about it. Basically, that is the exposure that shareholders are taking — investing in our operating business. Our compensation is aligned to shareholders’ interest of ether concentration per share. So I think there’s kind of this wheat-separating-from-the-chaff process going on right now where we’re seeing misaligned incentives. We want to align ourselves with shareholders and have our compensation depend on our ability to grow our ether concentration per share, rather than it being, “If ether goes up, we get paid.”

Tim Copeland: Okay. And what's the main reason for people putting money into DATs? Is it that they would have done ETFs but think they’ll get a slightly better return here? Or is it the play on the premium to NAV?

Andrew Keys: I think this is an amplification of the position. Basically, if one wants to take a long position in Bitcoin or a long position in ether, this is an amplified way of exposing oneself to that position. We are ether concentration plus the ability to generate yield in staking, DeFi, and staking, plus the ability to issue convertible bonds or perpetual preferred shares to acquire more ether. Our goal is to generate more ether than the ETFs. For example, staking in an ETF is only at 50% capacity, earning 1.5%, while we can stake 100% and earn 3%. That’s double the yield. If you think about this as a perpetual bond, doubling the yield essentially doubles the price of the bond. Over the long term, that should constitute a multiple to net asset value in perpetuity. I don’t think the multiples to NAV should be exceedingly high — probably 1.25 to 1.5 — but generating outperformance in ether justifies a premium.

Gui Gomes: Let me add a bit of perspective about our case. We are listed on the Brazilian Stock Exchange and are essentially the first company in all of Latin America listed that’s fully dedicated to Bitcoin. I always say everyone should have exposure to Bitcoin, ideally in cold storage — that should be the benchmark. People should have allocation to this asset. But many can’t. A lot of institutions cannot invest in Bitcoin cold storage, and many international players that want exposure to an emerging market like Brazil and Latin America, and want exposure to this emerging industry, which is Bitcoin, essentially have only us as an option in that market. On top of that, in Brazil specifically, there are tax consequences and fees to consider. Many local players simply cannot touch the asset. Local regulation doesn’t allow pension funds, insurance companies, or asset managers to have direct exposure to Bitcoin or Bitcoin ETFs. However, they can have exposure through an operating company that is listed, compliant, and audited. We’re bringing a new business model to a market that needs Bitcoin the most. When you think about inflation — if you think Bitcoin is good for America, Bitcoin is great for Latin America. This region has seen inflation time and time again, and the value of being able to secure wealth in an asset that is totally decentralized is quite unique. Having exposure to this industry as it grows is also an opportunity to compound wealth differently. So there are many reasons why investors seek exposure to these companies. In our market, those are just a few.

Tim Copeland: Okay. So you're saying it's almost a bit of a loophole then — like, you know, they can't get access how they want to get access, but this is a way of doing it that sort of gets around that issue. Do you think then that governments could come after digital asset treasuries for essentially providing exposure in a way that they might not necessarily want investors to get exposure?

Gui Gomes: I think it's more than that. I don't think it's a loophole. I think this is a company that will operate in a new market. In our case, we began with two key mandates — increasing the amount of Bitcoin in our treasury in a way that adds value to investors and a very important educational arm. I think understanding what's going on with the macroeconomy, understanding Bitcoin, understanding the issues with the current financial system, is very important to navigate the next hundred years. So we have a very strong educational purpose as our mission. But we're going to evolve. If you think about the U.S. market, you have Coinbase, you have Galaxy, you have Bakkt — you have so many different operating businesses providing services to this industry. In Brazil, in Latin America, you have zero. So that's a massive opportunity to bring a bunch of different services that people need to navigate this new revolution that right now is not fully available in Brazil. This is a new company exploring a new opportunity and bringing a lot of services that already exist in markets like the United States, but are not fully open in Brazil yet. So it's much more than a loophole. Actually, it's not a loophole. This is an opportunity to generate value in a new market that is still in very early days.

Andrew Keys: And if I may bring this to the United States context, I think, Tim, your question is very timely due to MSCI, which is Morgan Stanley's index affiliate, that has raised a point that they are considering delisting public operating companies that have over 50% of their assets in a digital asset. So, for example, MicroStrategy. And I think that one thing that Gui repeatedly said is that he is running an operating business, and I would agree that we are running an operating business. What I think is going to be interesting for this next leg is to see what these operating businesses are, because I don't think that one will be able to stand on their own two feet if it's just buy and hold an asset. I don't think that public companies are going to be justified for that. A lot of ETFs are extremely low-priced, commoditized vehicles to have that vanilla exposure. MicroStrategy, as an example, basically said, “We are a structured finance business that issues perpetual preferred financial instruments and/or convertible bonds, and we acquire and manage this underlying asset.” In our case, we believe that our on-chain risk management, where we do staking, restaking, and participation in DeFi, as well as the ability to issue these perpetual preferred shares or convertible bonds, justifies that operating business. But I think there’s nuance here, and it's being hotly debated right now — what are these operating businesses? I think that each one of these businesses doesn’t have to have everything figured out at inception right now, but the wheat is going to be separated from the chaff in driving those operating businesses. And are those operating businesses accretive to their metric of the underlying asset per share?

Tim Copeland: Yeah. I guess my sort of thinking here is, is there a comparison with hedge funds in terms of how it sounds? When we’re getting into staking and DeFi, it almost sounds more like these are strategies that investors might want to access — like an Ethereum DeFi strategy or staking strategy or something like that. Is that where these are going, or is that a very separate thing?

Andrew Keys: I mean, it depends. Hedge funds, by the pure definition, are long a certain asset and then short something else — they’re hedging. In this case, I think this is active institutional risk management on-chain and off-chain. We have subject matter experts employed in-house who are doing staking, risk-taking, and DeFi, and we have subject matter experts in capital markets who are researching the best terms of convertible bonds and/or perpetual preferred shares to have risk-adjusted returns that are larger than a passive vehicle like an ETF. To simplify this, one could have ether exposure sitting in Coinbase Spot — it costs 1% to go into Coinbase, 1% to go out, and they charge 35% of the staking yield, which is extremely expensive. Then you’ve got public-private key pairs that one has to deal with if they want to manage their own keys. Or they could just sit in a vanilla ETF and have partial exposure to staking yield. Or this could be an active management strategy.

Tim Copeland: Yeah. So I guess managed funds would be a better parallel.

Andrew Keys: Yeah. I would just say active management versus passive.

Tim Copeland: Yeah. Okay. Now, we’re talking about the premiums. Recently in Hong Kong, the securities watchdog expressed concerns about whether DAT companies’ share prices — well, they raised concern about the shares being traded at a premium, saying there’s a potential risk to investors. Is this a worry that regulators might get more concerned about these premiums?

Andrew Keys: I don’t think so. The free market should trade at whatever the free market trades at. Then I think there’s a conversation to be had about whether it’s ethical to trade shares at a multiple to NAV via an equity ATM issuance. Just to give you an idea, in the last four months, over $10 billion worth of ether was sold in public company stock — not ours — at over one. That meant a new investor was buying stock in a public company at a 1.5 NAV. So if ether was at $4,000, they were buying that same ether amount in public company stock for $6,000. That’s expensive. Then when ether went from $4,000 to $3,000, some of these compressed from 1.5 down to 0.8. In this example, the asset went down 25%, but the actual exposure that the shareholder had went down 60%. So that $6,000 you spent on shares is now worth $2,400, because not only did the asset go down from $4,000 to $3,000, the NAV went from 1.5 to 0.8. This creates what’s called a share overhang for existing shareholders, and some people will sell out at a loss. Short-term buyers may buy the stock at a discount to NAV, and then you’re always going to have selling pressure within the stock. It may be harder to get back to a positive premium. This is a tool in a toolbox for existing shareholders — the sale of those shares was technically accretive, which was good if you were already a shareholder. But there’s no free lunch — it came at the expense of someone buying $4,000 ether for $6,000 ether. Regulators are probably right to be concerned, because I’m not sure retail understood they were buying $4,000 ether for $6,000 ether.

Gui Gomes: Yeah, I see it a little differently on that aspect because I’m thinking about the structure — this operating business that we’re seeing. We have the value on the balance sheet, which is the assets, and then if it’s a good operating business that’s generating value for shareholders, there should be a price on that business as well. That’s, for the most part, what the NAV is comprised of. I agree with Andrew that very high premiums might be hard to explain — we’ve seen things like ten, twenty, thirty times — and of course, we’ve seen a contraction over the past few months. But on the other hand, if you’re thinking long term, if you’re a long-term investor and these companies are generating a return for their shareholders and are able to launch new products or increase the amount of Bitcoin per share or navigate public markets efficiently, I think they should trade above the assets they have on their balance sheet. How much? I’m fully with Andrew here — the free market should tell how much value they’re generating. These are levered companies by nature, so if you’re gaining exposure to these types of companies, you should be aware that it’s not buying the asset itself. You’re buying an operating business that has Bitcoin or other digital assets on its balance sheet, and they’re trying to generate value for shareholders. So it’s a different type of opportunity, a different risk profile. But overall, I do believe there is an intrinsic reason to have a premium if the company is generating value and is being managed well. The question is how much premium — and at some levels, of course, there’s too much extension, and it probably doesn’t make much sense.

Tim Copeland: Okay. And then, you know, with them sort of seeing discounts, we’ve seen a bunch of companies — FG, Nexus, Apex, Planet, Sharps Technology — doing share buybacks. Will this help us find an equilibrium?

Andrew Keys: Yeah, so I think share buybacks are interesting. I would say for us, we are rational actors, and our North Star is constantly ether concentration per share. We believe that over the long term, we can outperform the staking ETFs and spot exposure of ether, and we believe that in perpetuity we should be able to justify somewhere between a 1.25 to 1.5 NAV. If our stock were to trade at a discount to NAV, as rational actors, it should make sense that we purchase our stock — just like it could make sense to sell stock if it’s above 1.0 for NAV. So basically, we are in favor of share buybacks in the right environment. There are market dislocations, there are people that need liquidity, and there are reasons to do so. Just like I gave the example — if you had a NAV of 1.5 and you were selling ether at $4,000 for $6,000, and a NAV of 0.5, you’d be buying $4,000 ether for $2,000. So we do think share buybacks make sense. The question gets more complicated when it comes to selling the underlying asset to acquire the shares. If that happens en masse, you could have a vicious cycle similar to having a virtuous cycle — where that could lead to price increases. But if the investor understands that the goal of the vehicle is to increase the concentration of the asset per share, one should be in favor of share buybacks at a discount or selling at ATM equity issuance at a premium.

Gui Gomes: Yeah, I share Andrew’s view here. I think he was precise. The tricky point is how you do the share buyback, and there are many different ways of doing it. You can have cash at hand and use that to buy back shares, maybe take some debt to do that instrument. You can, in an extreme case, sell the underlying asset to buy back the shares. That model, in principle, works but has to be very cautious in execution. Going back to basics, that’s what’s interesting about these companies — they’re operating businesses in the public markets with a very liquid asset as an underlying treasury, and that allows for many different types of actions. You can sell shares, you can buy shares, you can take debt — it’s all about management and execution. Some players have done extremely well and generated a lot of value for shareholders, and some players — still early in their journey — have made a few mistakes. So it’s about the team, execution, strategy, and market. But all those tools are available, and if used efficiently, they should, over the long term, benefit the company and shareholders.

Tim Copeland: Okay. And I brought you guys on — both from companies focused on different assets — so I’d be curious to get your combined take on whether there’s a different profile between Bitcoin and Ethereum when it comes to DAT holdings.

Andrew Keys: Okay. You want to kick it off?

Gui Gomes: Yeah. I think my personal view — I’ve been involved in Bitcoin for many years. I do believe Bitcoin is a new form of money, the best form of money we’ve ever seen. With so many of the current problems in the financial system and inflation — especially in a region like Latin America, where we are located, where we’ve seen hyperinflation and currency debasement across many currencies over the past few decades — I still recall, when I was a little boy, seeing my dad get his paycheck and go straight to the supermarket to spend every penny because two days later he’d be able to buy 30% fewer goods. So when you think about how much money is broken and the structural issues we have, and what Bitcoin can bring to humanity — that’s a cause I love. That’s the mission I’m behind. That’s why we’re launching this company in Brazil, to help drive adoption in the market that needs it the most. So that’s the asset we’re fully focused on, and that’s the one we’ll be working on for the next few decades.

Andrew Keys: I love that, Gui, and I love the real-life experience you had with your family. That’s super interesting. With respect to our vehicle, we believe Bitcoin is amazing — it was the opening act — and we believe that Bitcoin’s TAM (total addressable market) is that of digital gold. I think that TAM can also have competition from the digitization of gold, where we’re seeing tokenized iterations. Whereas with Ethereum, we believe it’s essentially the next generation of the internet. With Bitcoin, we have one asset on the blockchain and one function, which is to send. With Ethereum, we can tokenize any asset — fiat, securities like stocks or bonds, derivatives, barrels of oil, bars of gold, electrons on a solar panel, real-world assets like homes. We can embed those into digital legal agreements, and those digital legal agreements — called smart contracts — all require micropayments of this digital fuel called ether. Dissimilar to Bitcoin, Ethereum runs via proof of stake, and with proof of stake, we can generate intrinsic yield. This is where we believe ether is actually a better asset for this type of operating business, because we can intrinsically generate yield. Proof of work requires hardware, real estate, and electricity to generate your next Bitcoin. We can stake ether, validate transactions, and earn additional ether yield. So it’s a different asset — one that we believe is powerful for this type of operating vehicle.

Tim Copeland: Okay. And then looking at the numbers, the market cap of DATs has plunged from $176 billion in July to around $100 billion today. What do we make of this? Is this a really big challenge — like the first big challenge for these companies — or are we unfazed by this?

Andrew Keys: I would say the market cap of the underlying assets has also gone down, and this is magnified exposure. Right. So if ether went down 25% or Bitcoin went down 25%, these things went down 50%. That should be expected because that’s what these vehicles are created to do — to magnify the exposure of the underlying asset. And I believe that is what we should expect. That said, even before you get into that, there’s a lot of nuance in the structures of these vehicles. A lot of them are what are called reverse takeovers of shell companies. A shell company is basically a previously dying microcap on the Nasdaq or New York Stock Exchange — pick your poison: a failed biotech company, a failed Bitcoin miner, an online gambling company. They take over that shell, and the operators have to deal with the pre-existing cap table, governance, and liabilities of that company. Then they have to build another company, which is the new management of the underlying asset. You have to coalesce the old company’s books and records, the accounting, and combine that with the new company’s books and records. That basically creates the new company going forward. In America, there’s a four-year statute of limitations. So if the old biotech did something wrong, the new company going forward could be sued for four years. I think that’s a risk a lot of people haven’t considered.

What we did is create a de novo LLC that had no pre-existing liabilities and merged that with what’s called a special purpose acquisition company, or SPAC. Basically, a public vehicle whose sole purpose was to generate a new company. So we had no prior liabilities, no prior cap table, and no prior operating business to merge books and records. This is important because to do this properly, you need a certain economy of scale — again, I think about $1 billion to walk in the door is bare minimum table stakes. The bulge-bracket banks that help with the issuance of convertible bonds or perpetual preferred shares — which amplify exposure to the underlying asset — won’t deal with any of these shell companies until they’ve gotten a Big Four audit. So you have about a two-year process where you take the old books and records, merge them with the new ones, have that audited by an accountant, and then have a Big Four firm assume you’re able to continue operating this new company going forward before they take you on as a client. Our vehicle has been the first to get a Big Four audit, aside from MicroStrategy, in the entire digital asset treasury space. That’s going to help us issue these new financial instruments like convertible bonds or perpetual preferred shares, which is really where I think the differentiation will come over the long term.

Gui Gomes: I agree with you on the risks, and I won’t bore people with the details of how we built in Brazil, but we’re building in a very similar way, as you just mentioned, to avoid all the liabilities and to come out of the gate with a very clean business. Going back to our main question, I think Andrew provided good context. First of all, Bitcoin and other digital assets have seen a meaningful 20%-plus correction over the past few weeks or months, and these companies operate with some leverage. So it’s expected for those companies’ market caps to see even larger contractions. If we’re being honest, most of it came from strategy. Again, this is a very new industry — there’s still kind of one large company in the room. Most of this came from a single player. Many of the others aren’t even public yet, and others are just starting their journey. So again, I think this is very early days for a new industry that I think will be extremely important in helping drive adoption in different corners of the world. But we’re still seeing the first chapter of this new journey.

Tim Copeland: So then, with this recent fall, we saw Strategy getting quite close to its average $74,000 buy price. What happens if Bitcoin falls below that average buy price? Should we worry at all about that?

Andrew Keys: Specifically with Mr. Saylor, he issued what are called convertible bonds. So basically there’s not a margin call at a certain buy price or long-traded convertible bonds. I don’t think they actually convert until 2028. At that point, they convert for shares or he would potentially have to sell some of the Bitcoin to pay back the bond investors. That’s exposure, but I don’t think there’s a forced leverage liquidation. They’re transitioning to — and it’ll be interesting to see how the market receives this — a new financial instrument technology called perpetual preferred shares, where they have a perpetual ongoing liability and a coupon they have to satisfy. In our case, it’s 10.5% annually, paid out monthly. What Saylor has to deal with is how to satisfy that coupon with Bitcoin. I think that’s an interesting question. For ether, I think this is actually a better mousetrap because we can generate yield out of the gate. We can generate 3% yield on our underlying assets, so that’s how we’d be able to satisfy coupons ongoing. Whereas in Strategy’s case, they’re relying on the compounded annual growth rate of Bitcoin, which over the last years is over 30%. I don’t know if that will compress or continue for the next ten years. I do believe Bitcoin absolutely has a space in the decentralized financial economy. I’d love to see all these treasuries doing something hard — operating businesses generating underlying asset yield and using that to satisfy convertible bonds or perpetual preferred shares. I think that’s really going to be the benchmark — or else, why not just buy the ETF?

Gui Gomes: I can make a comment here, but the most important point to your original question is if Bitcoin’s price drops below $74,000 or $75,000, nothing will happen. That’s in terms of Strategy. That’s what a lot of people fail to realize. In 2022, the average purchase cost was around $30,000, and Bitcoin went all the way down to $16,000 per coin — and nothing happened. A lot of people thought they were about to blow up, but it goes back to risk management and how these instruments are structured. That’s one of the reasons there’s a premium. As an individual investor or small firm, it’s very hard for you to issue a five-year note with no coupon to buy more Bitcoin at today’s price. That’s the type of instrument Strategy has used throughout its trajectory. That’s why if Bitcoin goes below the average purchase cost, very little happens in the short term. The main question is when the debt is due four or five years from now, what will be the price of the underlying asset, and will they be able to refinance if the price is below the purchase cost? Thinking about this new type of debt — these new instruments that Strategy is issuing — I think they’ve been leading the way. Yes, they come with an ongoing obligation to pay interest, around 8%, 9%, 10%. And I agree with Andrew. It’ll be very interesting how these companies in this new space generate returns to pay those. You can always assume Bitcoin will continue to go up, which I think is the underlying assumption here. If Bitcoin one day reaches the market value of gold, there’s still a lot to go. Michael believes, and I agree with him, that Bitcoin will do more than 10% or 12% annually over the upcoming years — not every single year, but on average. As Bitcoin grows to become one of the largest assets around the globe, he’s comfortable paying 10% to preferred shareholders. But yes, it’s much more comfortable if you have income to pay that. There are a few options companies will explore: you can launch operating businesses or different business lines that generate revenue, play with derivatives, or find other ways to do so. That’s what will differentiate the companies in this space — how they’ll navigate this, whether they’ll generate meaningful revenue streams, and whether they can issue different types of debt instruments to continue accumulation. That’s what’s fascinating about this industry. It’s a very early industry that, in my mind, will define markets in their specific regions — some will do extremely well, and it’ll be interesting to watch.

Tim Copeland: Okay. So we could see Strategy now falling below one — like, let's say if the price of Bitcoin drops significantly — and you could see them potentially doing share buybacks, but you don’t see them doing any sort of forced selling?

Andrew Keys: Well, the interesting thing is, what dollars are they going to use to buy the shares with, right? Are they going to sell the Bitcoin to buy the shares back as a rational actor? That’s correct. But does that then send shockwaves through the industry — that they’re selling their Bitcoin? You could just imagine the press release on that or the feedback from it. Their hegemonic position is both a gift and a curse. I think that, to the extent they can figure out — or really, any vehicle in this space needs to figure out — what their core asset is and how they increase the concentration of that core asset per share. In the Ethereum space, which is what I principally know, we can do that via staking, risk-taking on-chain, and participation in DeFi. Off-chain, we can do institutional risk management and research perpetual preferred shares and convertible bonds. In Bitcoin, because you have proof-of-work mining, it’s a bit more difficult to generate intrinsic yield. They don’t have that kind of 3% vanilla yield that Ethereum has. So maybe there are different businesses that one can look to build, and I think that’s where the wheat is going to separate from the chaff.

Tim Copeland: Okay. It’s interesting — on the way up, Strategy sort of benefited from the flywheel effect. They announced their intentions to buy, then everyone bought Bitcoin, forcing them to buy at a higher price. You ended up with this flywheel that pushed the price upwards considerably over the years that they were very aggressively buying. But then, if they start selling — if they announce their intentions to sell — people will front-run them again, force them to sell at a lower price, and then it drops further. So do you think they would try at all costs to avoid selling the actual underlying?

Andrew Keys: Probably. I think that, for better or for worse, they’re a $50 billion publicly traded vehicle that’s worked with a Big Four auditor and has used Morgan Stanley to issue financial instruments. Those are assets — $50 billion of assets within the vehicle, a Big Four audit — that’s unique to them. The ability to work with a bulge-bracket firm is also unique to them, whereas a lot of others have no-name auditors, no-name affiliations, or investment banks you’ve never heard of. I think they would have to try to figure out ways to refinance their obligations and do that in the most accretive possible way.

Gui Gomes: Yeah, I think they’re very far from that scenario. Again, this is a company that’s been running this strategy for over five years. They have traded below NAV in the past and haven’t sold a single coin. As Andrew is saying, they’re extremely well-capitalized, have a massive shareholder base, are extremely liquid, and have connections throughout Wall Street. These are all assets they’ll be tapping into to continue accumulating over the next few years. So I don’t see the risk of Strategy selling their coins anytime soon.

Tim Copeland: All right. And then on a separate note, what do we think about the U.S. probe into insider trading with DATs? I believe this was paused during the U.S. government shutdown, but I presume it’s getting resumed. Is this quite a serious issue — is it quite prevalent?

Andrew Keys: I think that if there is guilt upon actors trading on material nonpublic information, that’s a problem. This is why the public capital markets exist — to give participants the belief and trust in how the capital markets work. People should be penalized if they were acting on material nonpublic information, whether as the issuer of the public vehicle or as a trading participant.

Gui Gomes: Yeah, nothing to add here. If there was insider trading, that’s why there are regulations. People should be punished. Simple.

Tim Copeland: Okay. And then I believe I saw today that a company is planning a $212 million fundraise for a RAIN token treasury. So this would be the first prediction market. Are we going too niche here — going down the smaller market caps of assets — and is there more risk there?

Andrew Keys: I believe there’s a lot of nuance within any of these. I do think you need a liquid asset. I probably wouldn’t leave the top five. Secondarily, we’ve seen vehicles where they have locked tokens that are deployed into these vehicles. Typically, if I were to sell you a locked token, you’d pay a discount because you have to deal with that price decay or time decay. If an asset’s unlocking in a year or two, you may pay me 80% or 60% of what we consider the value. But we’ve seen it where retail pays full price — and that’s the problem. We need proper regulation and proper self-regulatory actions, acting ethically.

When you talk about NAV dislocation, I think we just had a ripping bear-market pullback over the last month. You saw the larger digital asset treasuries — maybe the most extreme was an 80% drawdown. There are arbitrageurs. Bitcoin trades about $50–60 billion daily, ether trades about $40 billion. There are arbitrageurs who know the delta between an NAV of 0.8 and bumping it back to 1. I personally think these are temporary dislocations. There can also be temporary dislocations on the upside in raging bull markets. But with illiquid assets — like, say, some venture token ranked 300 on CoinMarketCap — there’s not that kind of daily liquidity, which I think will be problematic for the vehicle.

Gui Gomes: Yeah, I don’t pay that much attention to those, but I agree — liquidity is key. Anyway, I’d be very cautious about those underlying assets being on a public company balance sheet.

Tim Copeland: All right, well, that’s all we have time for today. I want to thank Andrew and Gui for joining this episode. And as a reminder, our newsroom works tirelessly to provide accurate, informed crypto news. If you want to stay ahead, read The Block. Thanks, and see you next time.

Andrew Keys: Cheers.

Gui Gomes: Thank you all. Bye-bye.

Andrew Keys: Thank you.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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